NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 30, 2010, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(4) The removal of Global Ship Lease, Inc., Warrants, each exercisable for one Common Share, is being effected because the Exchange knows or is reliably informed that on August 24, 2010 all rights pertaining to the entire class of this security will be extinguished. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 20, 2010.